EXHIBIT 99.2

Caesarstone Announces Pricing of Ordinary Shares Offering by Selling Shareholders

MP MENASHE, ISRAEL – (Marketwire – April 11, 2013) – Caesarstone Sdot-Yam Ltd. (NASDAQ: CSTE), a leading manufacturer of high quality engineered quartz surfaces, today announced the pricing at $23.25 per share of an underwritten public offering of 7,775,000 ordinary shares offered by its shareholders, Kibbutz Sdot-Yam and Tene Investment Fund. The selling shareholders have also granted the underwriters a 30-day option to purchase up to 1,166,250 additional ordinary shares. Caesarstone will not receive any proceeds from the offering. The offering is expected to close on April 17, 2013.

J.P. Morgan Securities LLC, Barclays Capital Inc. and Credit Suisse Securities (USA) LLC acted as joint bookrunning managers for the offering, and Stifel, Nicolaus & Company, Incorporated and Robert W. Baird & Co. Incorporated acted as co-managers for the offering.

A shelf registration statement (including a prospectus) relating to these securities was filed by Caesarstone and declared effective on April 5, 2013 by the Securities and Exchange Commission (SEC). A copy of the prospectus supplement and base prospectus relating to the offering may be obtained by contacting: J.P. Morgan Securities LLC, via telephone at (866) 803-9204 or by mail at Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717; Barclays Capital Inc., via telephone at (888) 603-5847, by mail at c/o Barclays Capital Inc. at Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or barclaysprospectus@broadridge.com; or Credit Suisse Securities (USA) LLC, via telephone at (800) 221-1037, by mail at Prospectus Department, One Madison Avenue, New York, NY, 10010 or newyork.prospectus@credit-suisse.com. Before you invest, you should read these documents and other documents filed by Caesarstone with the SEC for more complete information. You may obtain these documents free of charge by visiting the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with a product competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products – Classico, Supremo, Motivo and Concetto – are available in over 40 countries around the world.

Investor Relations Contact:

James Palcynski

Investor Relations

+1 (203) 682-8229

jp@icrinc.com

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